 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES FIRST QUARTER 2017 CONFERENCE CALL AND WEBCAST DETAILS

CALGARY, ALBERTA (May 3, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) plans to release its first quarter operational and financial results at 12:05 am MT / 2:05 am ET on May 10, 2017. Additionally, Bellatrix will host a conference call to discuss its first quarter results on May 10, 2017 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610, or 403-351-0324, or 416-915-3239. The call can also be heard live through an Internet webcast accessible via the Investors section of Bellatrix’s website at http://investors.bellatrixexploration.com/webcasts. The webcast will be archived in the Investors section for approximately 30 days following the call.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com